[Dewey & LeBoeuf LLP Letterhead]

March 14, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director

	Re:	AGL Resources Inc. Registration Statement on Form S-4 Filed February 4, 2011 File No. 333-172084

Dear Mr. Owings:

On behalf of our client, AGL Resources Inc. (“AGL Resources”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 1, 2011, with respect to the registration statement on Form S-4 filed with the Commission on February 4, 2011 (SEC File No. 333-172084) (the “Form S-4”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Form S-4, and we have enclosed five courtesy copies of such Amendment No. 1 marked to reflect changes from the Form S-4.

In this letter, each of the Staff’s comments is indicated in italics, followed by AGL Resources’ responses thereto. Page number references in the responses below are to the marked copies of Amendment No. 1 to the Form S-4.

Registration Statement on Form S-4

General

1.	Please file counsels’ legal and tax opinions as soon as possible to allow us sufficient time to review such opinions before you request acceleration of effectiveness of the registration statement.

In response to the Staff’s comment, counsels’ legal and form of tax opinions have been included as Exhibits 5.1, 8.1 and 8.2. The dated and executed tax opinions will be filed immediately prior to our requesting acceleration of effectiveness of the registration statement.

Division of Corporation Finance

Securities and Exchange Commission

March 14, 2011

Questions and Answers About the Special Meeting, page 1

Effects of the Merger; Merger Consideration, page 9

Common Stock, page 9

2.	Please briefly discuss, here and throughout the prospectus, as appropriate, the primary rationale(s) for inclusion of an adjustment mechanism to ensure that the total stock consideration is not less than 40% of the total merger consideration. Please also include a cross-reference to other section(s) of the prospectus that discuss such rationale(s) or provide a greater description of such rationale(s).

In response to the Staff’s comment, the disclosure on pages 9, 52 and 109 has been revised to clarify the rationale for inclusion of an adjustment mechanism. The adjustment mechanism is intended to ensure that the transaction satisfies the “continuity of interest” requirement for a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This requirement generally should be satisfied if the AGL Resources common stock issued in the transaction to Nicor shareholders represents at least 40% of the value of the total consideration received by Nicor shareholders in the transaction, as determined under applicable United States Treasury regulations.

3.	In an appropriate place in the prospectus, please disclose how you intend to notify shareholders if you make changes in the exchange ratio resulting from the adjustment mechanism described in this section.

In response to the Staff’s comment, the disclosure on pages 10, 52 and 109 has been revised to make the requested disclosure.

Annex E, page E-3

4.	Please delete the language in the last paragraph stating that “[the] opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose… [or] be disclosed publicly in any manner.” These statements imply a limitation on reliance by shareholders and are inconsistent with the disclosures relating to the opinion.

As previously discussed with the Staff, the opinion has been revised in response to the Staff’s comment.

Item 22. Undertakings, page II-3

5.	Please include the undertakings set forth in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

March 14, 2011

In response to the Staff’s comment, the undertakings set forth in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K have been added on page II-4.

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Division of Corporation Finance

Securities and Exchange Commission

March 14, 2011

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-8170 or Frederick J. Lark at (212) 259-8010.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ William S. Lamb

William S. Lamb

Enclosures

cc:	Paul R. Shlanta, Esq., AGL Resources Inc.
Paul C. Gracey, Jr., Esq., Nicor Inc.
Mark D. Gerstein, Esq., Latham & Watkins LLP